Exhibit 4.10

SUPPLEMENTAL WARRANT AGREEMENT

THIS SUPPLEMENTAL WARRANT AGREEMENT (this “Agreement”), is made and entered effective as of December 19, 2023, by and among Arisz Acquisition Corp., a Delaware company (the “Company”), BitFuFu Inc., a Cayman Islands exempted company (“PubCo”) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”).

WHEREAS, the Company entered into that certain Warrant Agreement, dated November 17, 2021 (as amended on as amended on May 12, 2023, and as may be amended from time to time) (the “Warrant Agreement”), with the Warrant Agent pursuant to which the Warrant Agent agreed to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, redemption and exercise of up to 6,900,000 warrants (the “Public Warrants”) underlying units issued in the Company’s initial public offering (the “IPO”), and up to 276,389 private warrants (the “Private Warrants,” together with the Public Warrants, the “Warrants”) underlying units issued in a private placement consummated simultaneously with the IPO (the “Private Placement”), with each Warrant entitling its holder to purchase three-fourths of a share of common stock, par value $0.0001 per share of the Company (“Common Stock”);

WHEREAS, the IPO and the Private Placement were consummated on November 17, 2021;

WHEREAS, the Company has entered into an agreement and plan of merger agreement, dated as of January 21, 2022 (as amended on April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023, and as may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between the Company and Finfront Holding Company, a Cayman Islands exempted company (“Finfront”);

WHEREAS, pursuant to the Merger Agreement, (i) the Company will merge with and into PubCo, with PubCo remaining as the surviving publicly traded entity; and (ii) Boundary Holding Company, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), will be merged with and into Finfront resulting in Finfront being a wholly-owned subsidiary of PubCo (the “Business Combination”); and as a result of the Business Combination, holders of ordinary shares of Finfront and the Company will become holders of ordinary shares of PubCo;

WHEREAS, upon consummation of the Business Combination, as provided in Section 4.5 of the Warrant Agreement, the Warrants will no longer be exercisable for ordinary shares of the Company but instead will be exercisable (subject to the terms of the Warrant Agreement as amended hereby) for class A ordinary shares, par value $0.0001 per share, of PubCo(the “PubCo Class A Ordinary Shares”);

WHEREAS, in connection with the Business Combination, the Company desires to assign all of its right, title and interest in the Warrant Agreement to PubCo and PubCo wishes to accept such assignment;

WHEREAS, Section 9.8 of the Warrant Agreement states, among other things, that the Warrant Agreement and any Warrant certificate may be amended by the parties by executing a supplemental warrant agreement, without the consent of any of the Warrant Holders, for the purpose of evidencing the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company contained in the Warrant Agreement and the Warrants;

WHEREAS, the Company has rights, duties, covenants and other obligations under the Warrant Agreement (the “Obligations”), which continue after the Business Combination, and PubCo has agreed to assume the Obligations in connection with the Business Combination;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and PubCo agree as follows:

1. Assumption of the Obligations. As of and with effect on and from the Redomestication Merger Effective Time (as defined in the Merger Agreement), PubCo hereby assumes all of the Obligations under the Warrant Agreement.

2. Amendments to the Warrant Agreement. Effective as of the Redomestication Merger Effective Time (as defined in the Merger Agreement), the Warrant Agreement shall be amended as follows:

a)	In the context of the Obligations to be assumed, any reference to “the Company” in the Warrant Agreement (including all Exhibits thereto) shall mean “BitFuFu Inc.” and all references to “Common Stock” (including all Exhibits thereto) shall mean “PubCo Class A Ordinary Shares;”

b)	Section 2.4 “Detachability of Public Warrants” shall be deleted in its entirety as it is no longer in force and effect; except that the term “Representative” which was defined in Section 2.4 as “ Chardan Capital Markets LLC, as representative of the underwriters,” shall continue to be defined as such throughout the Warrant Agreement;

c)	Section 5.1 “Transfer of Public Warrants” shall be deleted in its entirety as it is no longer in force and effect;

d)	Section 7.3 is hereby deleted and replaced in its entirety as follows:

“Issuance of Ordinary Shares. BitFuFu Inc. shall at all times reserve and ensure that the number of PubCo Class A Ordinary Shares that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Warrant Agreement are available for issuance.”; and

e)	Section 9.2 is hereby amended in part to change the delivery of notices and a copy of notices to:

BittFuFu Inc.

111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

Email: leo@bitfufu.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F Jardine House

1 Connaught Place Central

Hong Kong

(852) 3972-4955

Attn: Dan Ouyang, Esq./Ke Li, Esq.

Email: douyang@wsgr.com/keli@wsgr.com

and

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attn: Mitchell S. Nussbaum

Email: mnussbaum@loeb.com

3. No Other Amendments. Except for the amendments expressly set forth in this Agreement, the Warrant Agreement shall remain unchanged and in full force and effect.

4. Entire Agreement. The Warrant Agreement (as amended by this Agreement), sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and there are no restrictions, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof or thereof, other than those expressly set forth in the Warrant Agreement (as amended by this Agreement). The Warrant Agreement (as amended by this Agreement) supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

5. Miscellaneous.

(a) Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Redomestication Merger and substantially contemporaneous occurrence of the Closing (as defined in the Merger Agreement) and shall automatically be terminated and shall be null and void if the Merger Agreement shall be terminated for any reason.

(b) The Company and PubCo agree to execute such reasonable further instruments or perform such reasonable acts which are or may become reasonably necessary to carry out the intent of this Agreement.

(c) This Agreement shall be governed by and construed under the laws of the State of New York without regard to its conflict of laws principles.

(d) This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ARISZ ACQUISITION CORP.

By:	/s/ Fang Hindle-Yang
Name:	Fang Hindle-Yang
Title:	CEO

BITFUFU INC.

By:	/s/ Leo Lu
Name:	Leo Lu
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Henry Farrell
Name:	Henry Farrell
Title:	Vice President

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